Exhibit 99.36
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

December 6, 2010

3.	NEWS RELEASE:

A news release was issued concerning this material change on December 6, 2010 on “Marketwire”. A copy of the news release is available at SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On December 6, 2010, Theratechnologies Inc. (the “Company”) announced the execution of a distribution and licensing agreement (the “Agreement”) with Sanofi-Aventis (“Sanofi”) for the commercialization rights to EGRIFTA® (tesamorelin for injection) in Latin America, Africa and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On December 6, 2010, the Company announced the execution of the Agreement with Sanofi for the commercialization rights to EGRIFTA® (tesamorelin for injection) in Latin America, Africa and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the Agreement, the Company will be responsible to supply EGRIFTA® to Sanofi. Sanofi will buy EGRIFTA® from the Company at an undisclosed selling price. The Company has kept all future development rights to EGRIFTA® and will be responsible for conducting additional research and development for any additional programs. Sanofi will be responsible to conduct all regulatory activities in the aforementioned territories in connection with EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, including seeking the approval of EGRIFTA® in the different countries. The Company granted Sanofi an option to commercialize EGRIFTA® in the aforementioned territories for other uses.

6.	RELIANCE ON SUBSECTION 7.1(2) OF REGULATION 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	SENIOR OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of Theratechnologies Inc., at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

December 16, 2010.